UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)

Digital Angel Corporation

(Name of Issuer)

Common Stock - $0.005 par value

(Title of Class of Securities)

58449P 10 1

(CUSIP Number)

Michael Krawitz
Applied Digital Solutions, Inc.
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Tel: (561) 805-8000
Fax: (561) 805-8001

Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890-0001
Attention: Corporate Trust Administration
Tel: (302) 651-1000
Fax: (302) 636-4140

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

CUSIP No. 58449P 10 1	Page 2 of 7

1	Name of Reporting Person: Applied Digital Solutions, Inc. (“ADS”) I.R.S. Identification No. of Above Person (entity only) 43-1641533
2	Check the Appropriate Box if a Member of a Group* (a) X (b) ☐
3	SEC use only
4	Source of Funds* WC and OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Missouri
	7	Sole voting power 9,588,167 shares
Number of shares beneficially Owned by each Reporting person with	8	Shared voting power 14,703,506 shares (1)
	9	Sole dispositive power 9,588,167 shares
	10	Shared dispositive power 14,703,506 shares (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,291,673 shares
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) ☐ 55.4%
14	Type of Reporting Person* CO

(1)
The voting and dispositive powers of these ADS owned shares of Digital Angel Corporation Common Stock are shared with the Digital Angel Share Trust under the terms of an Amended and Restated Trust Agreement.

CUSIP No. 58449P 10 1	Page 3 of 7

1	Name of Reporting Person: Digital Angel Share Trust I.R.S. Identification No. of Above Person (entity only) 45-6117433
2	Check the Appropriate Box if a Member of a Group* (a) X (b) ☐
3	SEC use only
4	Source of Funds* OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
	7	Sole voting power -0-
Number of shares beneficially Owned by each Reporting person with	8	Shared voting power 14,703,506 shares
	9	Sole dispositive power -0-
	10	Shared dispositive power 14,703,506 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,703,506 shares
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) ☐ 33.5%
14	Type of Reporting Person* OO

CUSIP No. 58449P 10 1	Page 4 of 7

Item 1. Security and Issuer.

This Amendment No. 6 to Schedule 13D relates to shares of common stock, par value $0.005 per share, of Digital Angel Corporation, a Delaware corporation (the “Issuer”), formerly Medical Advisory Systems, Inc. (“MAS”), and is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”), which was originally filed on March 12, 2001. The address of the principal executive office of the Issuer is 790 Villaume Avenue, South St. Paul, Minnesota 55075. Information reported in the original filing, as amended, remains in effect except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment No. 6.

Item 2. Identity and Background.

The following information amends the information previously provided in Item 2 in that it replaces “is a ‘Security Through Innovation™,’ company and” with “develops innovative identification and security products for consumer, commercial, and government sectors worldwide.”

(a-c) and (f). The persons filing this statement are Applied Digital Solutions, Inc. and Digital Angel Share Trust. Applied Digital Solutions, Inc., a Missouri corporation (“ADS”), develops innovative identification and security products for consumer, commercial, and government sectors worldwide. ADS has its principal place of business at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445. The Digital Angel Share Trust is a Delaware statutory business trust. The trustee of the Digital Angel Share Trust is the Wilmington Trust Company, whose principal place of business is at Rodney Square North, 11 North Market Street, Wilmington, Delaware 19890-0001. The Digital Angel Share Trust is controlled by an advisory board. Mr. Scott R. Silverman, the chairman and chief executive officer of ADS is the sole advisory and voting board member of the Digital Angel Share Trust’s Advisory Board.

Information relating to the directors and executive officers of ADS is contained in Appendix A attached hereto and is incorporated herein by reference.

(d) and (e). Neither of the Reporting Persons nor any of the persons listed in Appendix A have, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The following information supplements the information previously provided in Item 3 in that it adds information regarding the Satellite Senior Income Fund, LLC transaction.

On December 28, 2005, ADS entered into a Note Purchase Agreement with Satellite Senior Income Fund, LLC (“SSIF”). Under the Note Purchase Agreement, SSIF extended financing to ADS in the form of a $12.0 million senior secured note. In connection with the note, ADS pledged 8,838,167 shares of the Issuer’s common stock that it owns to SSIF under the terms of a Pledge Agreement. In addition, ADS has agreed that in the event the Digital Angel Share Trust is dissolved or liquidated, ADS shall directly pledge the remaining shares of the Issuer’s common stock that were held in the trust for the benefit of SSIF. No other financing was required to effect the transaction.

CUSIP No. 58449P 10 1	Page 5 of 7

Item 4. Purpose of Transaction.

The following information supplements the information previously provided in Item 4 in that it adds information regarding the SSIF Pledge Agreement.

This Amendment to Schedule 13D is being filed to disclose, among other things, the Pledge Agreement between ADS and SSIF dated December 28, 2005. The terms of the Pledge Agreement are more fully described in Item 3 above.

Item 5.  Interest in Securities of the Issuer.

The following information amends the information previously provided in Item 5 by including updated beneficial ownership information.

(a) and (b). As of December 28, 2005, ADS is the beneficial owner of 24,291,673 shares of the Issuer’s common stock, or approximately 55.4% of the Issuer’s common stock outstanding. ADS shares voting and dispositive power with the Digital Angel Share Trust over 14,703,506 of these shares, or 33.5% of the Issuer’s common stock. ADS has sole voting and dispositive power with respect to 9,588,167 of the shares, or 21.9% of the Issuer’s common stock.

Currently, ADS claims beneficial ownership with respect to all 24,291,673 shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

(c). ADS and the Digital Angel Share Trust have not engaged in any transactions in the Issuer’s common stock during the past 60 days, except as set forth herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following information supplements the information previously provided in Item 6 in that it adds information regarding the SSIF Pledge Agreement.

On December 28, 2005, ADS entered into a Pledge Agreement with SSIF. The Pledge Agreement, which is more fully discussed in Item 3. above. The Pledge Agreement and related financing documents are incorporated herein by reference to Exhibits 10.1 through 10.5 to ADS’ Current Report on Form 8-K filed with the Commission on December 30, 2005.

Item 7. Material to be Filed as Exhibits.

All exhibits to the original Schedule 13D, as amended, are incorporated herein by reference. Attached hereto as exhibits are the following documents:

1	Joint Filing Agreement

2
Note Purchase Agreement by and between Applied Digital Solutions, Inc. and Satellite Senior Income Fund, LLC, dated December 28, 2005 (incorporated by reference to Exhibit 10.1 to Applied Digital Solutions, Inc.’s Current Report on Form 8-K filed with the Commission on December 30, 2005)

3
Senior Secured Note by and between Applied Digital Solutions, Inc. and Satellite Senior Income Fund, LLC, dated December 29, 2005 (incorporated by reference to Exhibit 10.2 to Applied Digital Solutions, Inc.’s Current Report on Form 8-K filed with the Commission on December 30, 2005)

CUSIP No. 58449P 10 1	Page 6 of 7

4
Security Agreement by and between Applied Digital Solutions, Inc. and Satellite Investment Management, L.P., as collateral agent for Satellite Senior Income Fund, LLC, dated December 28, 2005 (incorporated by reference to Exhibit 10.3 to Applied Digital Solutions, Inc.’s Current Report on Form 8-K filed with the Commission on December 30, 2005)

5
Pledge Agreement by and between Applied Digital Solutions, Inc. and Satellite Investment Management, L.P., as collateral agent for Satellite Senior Income Fund, LLC, dated December 28, 2005 (incorporated by reference to Exhibit 10.4 to Applied Digital Solutions, Inc.’s Current Report on Form 8-K filed with the Commission on December 30, 2005)

6
Interest Waiver and Warrant Reset Agreement by and between Applied Digital Solutions, Inc., Satellite Strategic Finance Partners, Ltd. and Satellite Strategic Finance Associates, LLC, dated December 29, 2005 (incorporated by reference to Exhibit 10.5 to Applied Digital Solutions, Inc.’s Current Report on Form 8-K filed with the Commission on December 30, 2005)

CUSIP No. 58449P 10 1	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2006

APPLIED DIGITAL SOLUTIONS, INC.

By: /s/ Evan C. McKeown
Name: Evan C. McKeown
Title: Senior Vice President and Chief Financial Officer

DIGITAL ANGEL SHARE TRUST
By: Wilmington Trust Company, trustee

By: /s/ Lorraine M. Breece
Name: Lorraine M. Breece
Title: Attorney-in-Fact and Authorized Agent

Appendix A

Name and Current Business Address	Present Principal Occupation or Employment: Material Positions Held during the Past Five Years

Scott R. Silverman 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. Silverman, age 41, previously served since August 2001 as a special advisor to ADS’ Board of Directors. In March 2002, he was appointed to ADS’ Board of Directors and named ADS’ President. In March 2003, he was appointed ADS’ Chairman and Chief Executive Officer.

J. Michael Norris 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. Norris, age 59, was appointed a director of ADS on January 12, 2004, and serves as a member of the Audit Committee and as Chairman of the Technology Committee of ADS’ Board of Directors. Mr. Norris served as the Chairman and Chief Executive Officer of Next Level Communications before it was acquired by Motorola in the spring of 2003.

Daniel E. Penni 260 Eliot Street Ashland, MA 01721
Mr. Penni, age 58, has served as a director of ADS since March 1995, and is Chairman of the Compensation Committee and serves as a member of the Audit, Nominating and Compliance and Governance Committees of ADS’ Board of Directors. Currently, he is an Area Senior Vice President for Arthur J. Gallagher & Co. (NYSE:AJG).

Dennis G. Rawan 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. Rawan, age 62, was appointed a director of ADS effective December 10, 2002, and serves as Chairman of the Nominating Committee and as Chairman of the Audit Committee of ADS’ Board of Directors. Mr. Rawan was Chief Financial Officer of Expo International, Inc. (“Expo”) from 1996 until his retirement in 2000.

Constance K. Weaver 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Ms. Weaver, age 53, was elected a director of ADS in July 1998. She serves as a member of the Compensation, Nominating and Technology Committees, and as Chairman of the Compliance and Governance Committee of ADS’ Board of Directors. Since June 2005, Ms. Weaver has served as Executive Vice President and Chief Marketing Officer for Bearing Point, Inc. (NYSE:BE). From October 2002 to February 2005, Ms. Weaver served as Executive Vice President, Public Relations, Marketing Communications and Brand Management for AT&T Corporation (AT&T) (NYSE:T).

Michael S. Zarriello 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. Zarriello, age 55, was appointed a director of ADS effective May 9, 2003, and serves as a member of the Audit Committee and of the Nominating Committee of ADS’ Board of Directors. Mr. Zarriello has served as a member of the board of directors of Digital Angel Corporation, since September 2003, and he currently serves as a member of the Compensation Committee of Digital Angel Corporation’s board of directors. He has served as Senior Vice President and Chief Financial Officer for Rural/Metro Corporation in Scottsdale, Arizona since July 2003.

Michael E. Krawitz 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. Krawitz, age 36, joined the Company as Assistant Vice President and General Counsel in April 1999, and was appointed Vice President and Assistant Secretary in December 1999, Senior Vice President in December 2000, Secretary in March 2003 and Executive Vice President in April 2003.

Evan C. McKeown 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Mr. McKeown, age 47, joined the Company as Vice President, Chief Accounting Officer and Corporate Controller in March 2001. He was appointed Vice President and Chief Financial Officer in March 2002 and Senior Vice President in March 2003.

Lorraine M. Breece 1690 South Congress Avenue Suite 200 Delray Beach, Florida 33445
Ms. Breece, age 53, joined ADS as Corporate Controller and Chief Accounting Officer in April 2000. She was appointed Director of Accounting and SEC Reporting in March 2001 and Vice President and Chief Accounting Officer in March 2004.